Exhibit 99.5

November 5, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS  RELEASE

GREAT  PANTHER  SILVER  REPORTS
THIRD  QUARTER  2014  FINANCIAL  RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) today reported financial results for the Company’s three and nine months ended September 30, 2014.  The full version of the Company’s unaudited condensed interim consolidated financial statements, and Management’s Discussion and Analysis (“MD&A”) can be viewed on the Company's website at www.greatpanther.com, or SEDAR at www.sedar.com.  All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

“Great Panther achieved record production in the third quarter of 2014.  It was the first full quarter of production at San Ignacio and there were significant improvements in grades and cash cost compared to the first half of 2014”, stated Robert Archer, President and CEO.  “Financial results for the third quarter, however, were significantly impacted by a sharp drop in silver and gold prices.  Average realized silver prices were down 13% compared to the third quarter of 2013 and this had a substantial negative impact on margins.  We are continuing to focus on cost efficiencies and grade control and have implemented a full review of our operations to seek further cost reductions.  Given that both Topia and Guanajuato each comprise multiple operating areas, some with very high grades, Great Panther has significant flexibility in this regard.  In addition, with no debt and a strong working capital position, the Company is well positioned to weather further metal price volatility.”

HIGHLIGHTS (Third Quarter 2014 compared to Third Quarter 2013 unless otherwise noted)

•	Achieved record metal production of 890,641 silver equivalent ounces (“Ag eq oz”), a 13% increase, including 103,897 Ag eq oz from San Ignacio;

•
Throughput totalled 90,882 tonnes, a quarterly record and 15% increase.  The production ramp-up at San Ignacio after initiating commercial production in June was the primary contributor of growth during the third quarter;

•	Consolidated cash cost per silver payable ounce (“cash cost”) increased 10% to US $10.91;

•
Cash cost per silver payable ounce was US $9.13 for the Guanajuato Mine Complex (“GMC”), an increase of 133%, and US $15.82 at Topia, a decrease of 12%.  The increase at GMC is mainly attributed to lower gold production and lower gold prices which reduced by-product credits;

•	All-in sustaining cost (“AISC”) and All-in cost (“AIC”) per silver payable ounce both decreased 17%, to US $19.95 and US $20.29, respectively;

•	Revenues totalled $12.8 million, a decrease of 11% which is reflective of the significantly lower average metal prices;

•	Net loss was $1.0 million, compared to net loss of $1.5 million;

•	Adjusted EBITDA was $1.3 million compared to $3.9 million;

•	Cash and cash equivalents were $20.4 million compared to $21.8 million at December 31, 2013; and

•	Net working capital decreased to $35.3 million from $38.2 million at December 31, 2013.

OPERATING AND FINANCIAL RESULTS SUMMARY

(in CAD 000s except ounces, amounts per share and per ounce)	Q3 2014	Q3 2013	% change	Nine months ended September 30, 2014	Nine months ended September 30, 2013	% change
OPERATING
Tonnes milled (excluding custom milling)	89,030	76,898	16%	242,625	214,007	13%
Silver equivalent ounces produced1	890,641	789,250	13%	2,276,784	2,076,963	10%
Silver ounce production	565,965	459,924	23%	1,356,634	1,226,278	11%
Gold ounce production	4,200	4,695	-11%	11,639	11,833	-2%
Silver payable ounces	461,249	369,672	25%	1,194,839	1,116,333	7%
Cash cost per silver payable ounce (USD)2	$10.91	$9.89	10%	$12.90	$15.55	-17%
AISC per silver payable ounce(USD)2	$19.95	$24.01	-17%	$22.73	$31.05	-27%
AIC per silver payable ounce (USD)2	$20.29	$24.48	-17%	$24.04	$32.01	-25%
FINANCIAL
Revenue	$12,801	$14,313	-11%	$40,146	$38,117	5%
Gross profit (loss) before non-cash items2	$2,918	$5,533	-47%	$8,616	$8,412	2%
Gross profit (loss)	$(1,521)	$2,645	-158%	$(3,468)	$(885)	292%
Net income (loss)	$(970)	$(1,523)	-36%	$(6,066)	$(5,369)	16%
Adjusted EBITDA2	$1,267	$3,865	-67%	$935	$1,063	-12%
Operating cash flows before changes in non-cash working capital	$2,133	$3,892	-45%	$2,424	$562	331%
Cash at end of period	$20,369	$23,724	-14%	$20,369	$23,724	-14%
Working capital at end of period	$35,287	$35,904	-2%	$35,287	$35,904	-2%
Average realized silver price (USD)3	$18.85	$21.70	-13%	$19.56	$24.33	-20%
PER SHARE AMOUNTS
Earnings (loss) per share – basic	$(0.01)	$(0.01)	0%	$(0.04)	$(0.04)	0%
Earnings (loss) per share – diluted	$(0.01)	$(0.01)	0%	$(0.04)	$(0.04)	0%

1  Silver equivalent ounces are referred to throughout this document.  For 2014, Aq eq oz have been established using prices of US $18.50 per oz, US $1,110 per oz (60:1 ratio), US $0.90 per lb, and US $0.85 per lb for silver, gold, lead and zinc, respectively, and applied to the recovered metal content of the concentrates produced.
2  The Company has included the non-IFRS performance measures cash cost per silver payable ounce, all-in cost per silver payable ounce (“AIC”), all-in sustaining cost per silver payable ounce (“AISC”),  gross profit before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document.  Refer to the “Non-IFRS Measures” section of this Press Release for an explanation of these measures and to the Company’s MD&A for an explanation of these measures and a reconciliation to the Company’s reported financial results in accordance with IFRS.  As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
 3  Average realized silver price is prior to smelting and refining charges.

DISCUSSION OF THIRD QUARTER 2014 FINANCIAL RESULTS

For the three months ended September 30, 2014, the Company earned revenues of $12.8 million, compared to $14.3 million for the same period in 2013, a decrease of 11%.  This decrease is primarily the result of a decrease in average realized silver prices (US $18.85 compared to US $21.70) and average realized gold prices (US $1,257.37 compared to US $1,354.14).  These factors offset a 15% increase in sales volume on a silver equivalent ounce basis, a 7% appreciation of the US dollar against the Canadian dollar which had the effect of increasing revenue reported in Canadian dollars, and a 13% reduction in smelting and refining charges which are netted against revenues.

Gross profit before non-cash items decreased to $2.9 million in the third quarter of 2014 compared to $5.5 million in the third quarter of 2013, primarily as a result of the 11% decrease in revenues and the 13% increase in cost of sales noted above.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales increased from $2.8 million in the third quarter 2013 to $4.3 million in the third quarter 2014.  This was due to a reduction of the Measured and Indicated (“M&I”) resource at Guanajuato based on the updated NI 43-101 Resource report issued in December 2013, the ongoing additions to mineral properties, plant and equipment, and the 15% increase in sales on a silver equivalent ounce basis.  The reduction of the resource estimate has the effect of reducing the amortization base and therefore increasing the amortization expense per unit produced and sold.

Gross loss was $1.5 million in the third quarter of 2014 compared to a gross profit of $2.6 million in the third quarter of 2013.  The change is due to the decrease in revenues of $1.5 million and increase in cost of sales by $2.6 million as a result of the factors discussed above.

General and administrative (“G&A”) expenses were $1.5 million for the third quarter of 2014 compared to $1.8 million for the same period in 2013.  The decrease reflects the timing of certain G&A expenditures incurred in Mexico.

Exploration and evaluation (“E&E”) were $0.9 million for the third quarter of 2014 compared to $0.5 million for the same period in 2013.  The increase is primarily due to $0.3 million of San Ignacio development expenditures incurred in the third quarter of 2014, while there were no such expenditures in the third quarter of 2013.  The Company made the decision to begin development of San Ignacio based on internal economic assessments and began development late in 2013, with commercial production commencing in June 2014.  Ongoing development expenditures for San Ignacio continued to be expensed as the project does not meet the criteria for capitalization under IFRS.

Finance and other income was $2.6 million for the third quarter of 2014, compared to expenses of $3.1 million for the same period in 2013.  The change is primarily attributed to $0.5 million in insurance proceeds and a foreign currency gain of $2.1 million recognized in the third quarter of 2014 due mainly to the strengthening of the US dollar compared to the Canadian dollar.  This compared to a foreign currency loss of $3.5 million in the third quarter of 2013.  Foreign exchange gains and losses arise from the translation of foreign-denominated transactions and balances relative to the functional currency of the Company’s subsidiaries and the Company’s reporting currency.  The Company has significant Canadian and US dollar loans receivable from one of its Mexican subsidiaries and fluctuations in the Mexican peso create significant unrealized foreign exchange gains and losses on the loans owing to the Canadian parent.  These unrealized gains and losses are recognized in the consolidated net income of the Company.

The Company recorded an income tax recovery of $0.3 million for the third quarter of 2014 compared to a recovery of $1.3 million in the third quarter of 2013, a decrease of 74%.  The income tax recovery comprised $0.1 million in current income tax expense and a $0.2 million deferred tax recovery.  The net recovery realized during the third quarter of 2014 relates to pre-tax losses by the Company’s operations in Mexico recognized in the period.  The Mexican subsidiary is able to deduct mine development costs immediately; however, the deduction of these items for tax purposes creates a deferred tax liability as the costs are capitalized for accounting purposes.  The Company has net operating tax losses in Canada and has not recognized the benefit of any of these losses in the financial statements of the Company.

The net loss for the third quarter of 2014 was $1.0 million compared to a net loss of $1.5 million in the comparative quarter of 2013.  The increase in net loss is attributable to the $4.2 million decrease in gross profit, the $0.3 million reduction in G&A expenses, and the $5.7 million increase in finance and other income.  These were partially offset by the $0.4 million increase in E&E expenses and a $0.9 million decrease in income tax recovery.

Adjusted EBITDA was $1.3 million for the third quarter of 2014, compared to adjusted EBITDA of $3.9 million for the same period in 2013.  The decrease in Adjusted EBITDA primarily reflects the $2.6 million decline in gross profit before non-cash items, with higher E&E expenses offset by lower G&A expenses.

CASH COST AND ALL-IN COSTS

Cash cost per silver payable ounce (“cash cost”) of US $10.91 for the third quarter of 2014 increased from US $9.89 in the third quarter of 2013.  While Topia saw a 12% reduction in cash cost, this was more than offset by a 133% increase in cash cost at the GMC primarily due to lower by-product credits as a result of a decrease in gold production and gold prices.

All-in sustaining cost per silver payable ounce (“AISC”) for the third quarter of 2014 decreased to US $19.95 from US $24.01 in the third quarter of 2013.  This reduction is primarily due to the favourable impact of a 25% increase in silver payable ounces compared with the third quarter of 2013 which reduced sustaining capital expenditures and general and administrative expenditures on a per payable silver ounce basis.

All-in cost per silver payable ounce (“AIC”) for the third quarter of 2014 decreased to US $20.29 from US $24.48 in the third quarter of 2013, as a result of the same factors which reduced AISC.

Please refer to the Company’s Management’s Discussion and Analysis for further discussion of cash cost, AISC and AIC and for a reconciliation to the Company’s financial results as reported under IFRS.

CASH AND WORKING CAPITAL AT SEPTEMBER 30, 2014

At September 30, 2014, the Company had cash and cash equivalents of $20.4 million compared to
$21.8 million at December 31, 2013.  Cash decreased by $1.4 million primarily due to $6.4 million of capital expenditures incurred in the nine months ended September 30, 2014 which exceeded $3.8 million of cash generated from operating activities, $0.7 million in proceeds from the exercise of options and $0.5 million related to favourable foreign currency translation on US dollar and Mexican peso cash deposits.

At September 30, 2014, the Company had working capital of $35.3 million compared to $38.2 million at December 31, 2013.  Working capital decreased by $2.9 million as cash and cash equivalents decreased $1.4 million (as described above), current assets excluding cash decreased $2.4 million, and trade and other payables decreased $0.9 million.

OUTLOOK

The Company expects to meet its guidance of 3.0 to 3.1 million silver equivalent ounces for the 2014 fiscal year, based on the production outlook for the final quarter of 2014.  The Company’s production for the nine months ended September 30, 2014 was 2,276,784 Ag eq oz, representing an increase of 10% over the same period in the prior year.

Cash cost for the nine months ended September 30, 2014 was US$12.90 per silver payable ounce.  The Company expects its cash cost for the 2014 fiscal year to be within the guidance range of US$12.00 – US$13.00.  Cash cost for the third quarter of 2014 was US$10.91 which was a substantial decrease from the first half of 2014.  This was primarily the result of grade improvement at Guanajuato, which is expected to be maintained in the fourth quarter.

The Company is also maintaining its guidance for AISC and AIC shown in the table below.  AISC was US$19.95 per silver payable ounce in the third quarter of 2014 which represents a significant reduction in AISC from the first half of the year.  The Company expects AISC in the fourth quarter to again be meaningfully lower than in the first half of 2014.

2014 Production and cash cost guidance	YTD September 30, 2014	2013 Actual	2014 Guidance Range
Total silver equivalent ounces	2,276,784	2,840,844	3,000,000 – 3,100,000
Cash cost per silver payable ounce (USD)1	$12.90	$13.45	$12.00 – $13.00
AIC (USD)1	$24.04	$27.44	$22.00 – $24.00
AISC (USD)1	$22.73	$26.26	$21.00 – $23.00

Capital expenditures were $6.4 million for the nine months ended September 30, 2014 and the  Company is maintaining its expectation to be at the lower end of its guidance of $10 to $13 million in capital expenditures for the year.  Capital expenditures during the final quarter of 2014 will focus on continued mine development and diamond drilling at both the Guanajuato and Topia, rehabilitation of the Cata shaft at Guanajuato, and the acquisition of new mining and plant equipment.

 1 “Cash cost per silver payable ounce”, “AISC” and “AIC” are non-IFRS measures.  Refer to the “Non-IFRS measures” section of the Company’s MD&A for complete definitions and reconciliations to the Company’s financial statements.

WEBCAST AND CONFERENCE CALL TO DISCUSS THIRD QUARTER 2014 FINANCIAL RESULTS

The Company will hold a live webcast and conference call to discuss the financial results on November 6, 2014, at 7:00 AM Pacific Daylight Time, 10:00 AM Eastern Daylight Time.  Hosting the call will be Mr. Robert Archer, President and CEO, and Mr. Jim Zadra, CFO and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or dialing in just prior to the start time.

Live webcast and registration	www.greatpanther.com
U.S. & Canada Toll-Free	1 800 735 5968
International Toll	+1 212 231 2905
No passcode necessary

A replay of the webcast will be available on the Investors section of the Company’s website approximately one hour after the conference call.

NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to gross profit before non-cash items, adjusted EBITDA, cash cost per silver payable ounce, all-in sustaining cost per silver payable ounce, and all-in cost per silver payable ounce which are non-IFRS measures.  The Company provides these measures as additional information regarding the Company's financial results and performance.  Please refer to the Company's MD&A for the three and nine months ended September 30, 2014, for definitions and reconciliations of these measures to the Company’s financial statements.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the new San Ignacio satellite mine, and the Topia Mine in Durango.  The Company also has two exploration projects in Mexico, El Horcon and Santa Rosa, and is pursuing additional mining opportunities in the Americas.

All shareholders have the option to receive a hard copy of the Company's financial statements free of charge upon request.  Should you wish to receive Great Panther Silver's Financial Statements in hard copy, please contact us at the Company toll free at 1-888-355-1766 or 604-608-1766, or e-mail info@greatpanther.com.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert A. Archer
President & CEO
1-888-355-1766

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2013 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

As at September 30, 2014 and December 31, 2013 (Unaudited)

	September 30,	December 31,
	2014	2013

Assets

Current assets:
Cash and cash equivalents	$20,369	$21,760
Short term investments	13	18
Trade and other receivables (note 3)	10,097	14,483
Income taxes recoverable	113	570
Inventories (note 4)	8,829	7,212
Prepaid expenses, deposits and advances	1,542	707
	40,963	44,750
Non-current assets:
Mineral properties, plant and equipment	46,983	51,276
Exploration and evaluation assets	3,272	3,181
Intangible assets	455	665
Deferred tax asset	455	247
	$92,128	$100,119

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$5,624	$6,527
Current tax liability	52	-
	5,676	6,527
Non-current liabilities:
Reclamation and remediation provision	2,698	2,440
Deferred tax liability	-	2,332
	8,374	11,299

Shareholders’ equity:
Share capital	124,157	123,022
Reserves	8,397	8,532
Deficit	(48,800)	(42,734)
	83,754	88,820
	$92,128	$100,119

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Expressed in thousands of Canadian dollars, except per share data)

For the three and nine months ended September 30, 2014 and 2013 (Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2013	2014	2013

Revenue	$12,801	$14,313	$40,146	$38,117
Cost of sales
Production costs	9,883	8,780	31,530	29,705
Amortization and depletion	4,296	2,763	11,841	8,936
Share-based payments	143	125	243	361
	14,322	11,668	43,614	39,002

Gross profit (loss)	(1,521)	2,645	(3,468)	(885)

General and administrative expenses
Administrative expenses	1,289	1,587	4,582	5,796
Amortization and depletion	76	87	236	213
Share-based payments	111	126	209	320
	1,476	1,800	5,027	6,329

Exploration and evaluation expenses
Exploration and evaluation, and development expenses	793	423	2,913	2,018
Share-based payments	71	74	103	74
Income (loss) before the undernoted	(3,861)	348	(11,511)	(9,306)

Finance and other income (expense)
Interest income	41	92	186	282
Finance costs	(28)	(13)	(105)	(35)
Foreign exchange gain (loss)	2,123	(3,549)	3,061	611
Other income (expense) (note 7)	431	342	(186)	464
	2,567	(3,128)	2,956	1,322

Loss before income taxes	(1,294)	(2,780)	(8,555)	(7,984)

Income tax expense
Current expense (recovery)	(97)	(60)	84	418
Deferred expense (recovery)	(227)	(1,197)	(2,573)	(3,033)
	(324)	(1,257)	(2,489)	(2,615)
Net loss for the period	$(970)	$(1,523)	$(6,066)	$(5,369)

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	(322)	761	(288)	905
Change in fair value of available-for-sale financial assets (net of tax)	(16)	20	(10)	(54)
	(388)	781	(298)	851
Total comprehensive loss for the period	$(1,308)	$(742)	$(6,364)	$(4,518)

Loss per share (note 6)	$(0.01)	$(0.01)	$(0.04)	$(0.04)
Basic	$(0.01)	$(0.01)	$(0.04)	$(0.04)
Diluted

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the three and nine months ended September 30, 2014 and 2013 (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Cash flows from operating activities

Net loss for the period	$(970)	$(1,523)	$(6,066)	$(5,369)
Items not involving cash:
Amortization and depletion	4,372	2,850	12,077	9,149
Unrealized foreign exchange (gain) / loss	(1,528)	3,716	(2,276)	(377)
Deferred tax (recovery) expense	(20)	(1,197)	(2,366)	(3,033)
Accretion on reclamation and remediation provision	28	13	105	35
Share-based payments	324	325	555	755
Other non-cash items	(40)	(111)	461	(302)
	2,166	4,073	2,490	858

Interest received	35	-	161	249
Interest paid	-	(25)	-	(25)
Income taxes paid	(68)	(156)	(227)	(520)
Net cash before changes in non-cash working capital	2,133	3,892	2,424	562

Changes in non-cash working capital:
Decrease (increase) in trade and other receivables	3,439	2,728	4,411	8,971
Decrease (increase) in income taxes recoverable	128	35	457	(54)
Increase in inventories	(2,349)	(1,111)	(1,950)	(263)
Decrease (increase) in prepaid expenses, deposits and advances	61	635	(835)	1,152
Increase (decrease) in trade and other payables	613	(439)	(1,032)	(2,179)
Increase (decrease) in current tax liability	(157)	(85)	277	120
Net cash from operating activities	3,868	5,655	3,752	8,309

Cash flows from investing activities:
Additions to intangible assets	-	-	(18)	(256)
Additions to mineral properties, plant and equipment	(2,230)	(3,332)	(6,383)	(10,887)
Proceeds from disposal of plant and equipment	-	22	-	27
Proceeds from disposal of short term investments	-	-	-	5,085
Net cash used in investing activities	(2,230)	(3,310)	(6,401)	(6,031)

Cash flows from financing activities:
Proceeds from exercise of options	304	278	742	388
Net cash from financing activities	304	278	742	388

Effect of foreign currency translation on cash and cash equivalents	382	(228)	516	323

Increase (decrease) in cash and cash equivalents	2,324	2,395	(1,391)	2,989
Cash and cash equivalents, beginning of period	18,045	21,329	21,760	20,735
Cash and cash equivalents, end of period	$20,369	$23,724	$20,369	$23,724